SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.     )*

AB CARVAL CREDIT OPPORTUNITIES FUND
(Name of Issuer)

ALTERNATIVES
(Title of Class of Securities)

00254M104
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00254M104	SCHEDULE 13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS
HARMSWORTH PENSION SCHEME

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,129,921

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,129,921

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,129,921

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
23.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP, FI

(1)
Calculations are based on 17,414,449 shares of common stock outstanding as of June 30, 2024, as disclosed by the Issuer in its annual shareholders report dated June 30, 2024 on Form N-CSR filed September 6, 2024.

CUSIP No. 00254M104	SCHEDULE 13G	Page 3 of 7

1	NAMES OF REPORTING PERSONS
NORTHCLIFFE TRUSTEES LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,129,921

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,129,921

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,129,921

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
23.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

(1)
Calculations are based on 17,414,449 shares of common stock outstanding as of June 30, 2024, as disclosed by the Issuer in its annual shareholders report dated June 30, 2024 on Form N-CSR filed September 6, 2024.

CUSIP No. 00254M104	SCHEDULE 13G	Page 4 of 7

Item 1(a).	Name of Issuer:

AB CARVAL CREDIT OPPORTUNITIES FUND

Item 1(b).	Address of Issuer's Principal Executive Offices:

1601 Utica Avenue South
Suite 1000
Minneapolis, MN 55416

Item 2(a).	Name of Person Filing:

Harmsworth Pension Scheme, Northcliffe Trustees Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Item 2(c).	Citizenship:

Harmsworth Pension Scheme is a corporate pension based in London, United Kingdom
Northcliffe Trustees Limited is a private investment firm based in London, United Kingdom

Item 2(d).	Title of Class of Securities:

Alternatives

Item 2(e).	CUSIP Number:

00254M104

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

CUSIP No. 00254M104	SCHEDULE 13G	Page 5 of 7

Item 4.	Ownership.

HARMSWORTH PENSION SCHEME

(a)	Amount beneficially owned: 4,129,921(1)(2)

(b)	Percent of class: 23.7% (1)(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,129,921 (1)(2)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,129,921 (1)(2)

NORTHCLIFFE TRUSTEES LIMITED

(a)	Amount beneficially owned: 4,129,921 (1)(2)

(b)	Percent of class: 23.7% (1)(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,129,921 (1)(2)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,129,921 (1)(2)

FOOTNOTES

(1)
Northcliffe Trustees Limited (“Trustee”) serves as the trustee to the Harmsworth Pension Scheme, a pension fund organized under the laws of the United Kingdom (“Pension Fund”).  The Pension Fund is the beneficial owner of 4,129,921 shares of the Issuer. The Trustee is filing this 13G on behalf of itself since it may be deemed to be the beneficial owner of the shares in its role as trustee since it has voting control and/or power to direct the disposition of the shares held by the Pension Fund. However, in accordance with Rule 13d-4, Trustee expressly disclaims beneficial ownership of the shares.  In addition, both the Trustee and Pension Fund disclaim that they are members of a group.

(2)
Calculations are based on 17,414,449 shares of common stock outstanding as of June 30, 2024, as disclosed by the Issuer in its annual shareholders report dated June 30, 2024 on Form N-CSR filed September 6, 2024.

CUSIP No. 00254M104	SCHEDULE 13G	Page 6 of 7

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00254M104	SCHEDULE 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2024

HARMSWORTH PENSION SCHEME

BY: NORTHCLIFFE TRUSTEES LIMITED, solely in its capacity as Trustee
By:	/s/ Giustino Palazzetti
Name: Giustino Palazzetti
Title: Group Head of Pension Investment

NORTHCLIFFE TRUSTEES LIMITED

By:	/s/ Giustino Palazzetti
Name: Giustino Palazzetti
Title: Group Head of Pension Investment

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of October 24, 2024, by and among the Reporting Persons